SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For April 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2006, incorporated by reference herein:
Exhibit
99.1
Release dated 06 April 2006, entitled “CONSOLIDATION OF THE OFFSHORE
OPERATIONS OF DRDGOLD INTO EMPEROR MINES LIMITED (“EMPEROR”) AND
GENERAL ISSUE OF SHARES FOR CASH”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: April 06, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

Exhibit 99.1
DRDGOLD Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)
CONSOLIDATION OF THE OFFSHORE OPERATIONS OF DRDGOLD INTO EMPEROR MINES
LIMITED ("EMPEROR") AND GENERAL ISSUE OF SHARES FOR CASH
1. COMPLETION OF THE RESTRUCTURING AND THE EMPEROR TRANSACTION
Shareholders are referred to the announcements published on SENS on 17 November 2005,
13 January 2006 and 17 February 2006 regarding:
-
the restructuring of DRDGOLD’s offshore operations, which required DRDGOLD shareholder approval in terms of section 228 of the South African Companies Act, 1973 (Act 61 of 1973) as amended,("the restructuring"); and
-   the sale by DRDGOLD’s wholly owned subsidiary, DRD (Offshore) Limited (“DRD Offshore”), of its shares in DRD (Isle of Man) Limited (“DRD Isle of Man”) to Emperor ("the Emperor transaction").
DRDGOLD shareholders are advised that all conditions precedent to the restructuring and the Emperor transaction have been fulfilled, including the establishment by the Emperor group of companies of a US$42 million debt facility with Australia and New Zealand Banking Group Limited.
In terms of the Emperor transaction, the purchase consideration payable by Emperor to DRDGOLD was subject to certain completion adjustments to reflect the change in the capital positions of the respective companies.
DRDGOLD and Emperor have agreed that, as at 24 March 2006, Emperor will be liable to pay DRD
Offshore an additional US$7.33 million. Further, Emperor is liable to refund to DRDGOLD any additional transaction costs payable by DRDGOLD in terms of the Emperor transaction, which additional transaction costs are not expected to be significant.
The purchase price adjustment results, for the most part, from DRDGOLD having advanced working capital to the offshore operations over the period between signature of agreement and completion of the Emperor transaction.
2.   ISSUES OF SHARES FOR CASH UNDER A GENERAL AUTHORITY
On 10 December 2004 and 3 March 2005, respectively, DRDGOLD and DRD (Isle of Man) (“the
Group”) entered into two separate loan agreements with financial institutions (collectively, “the agreements”), in terms of which loan facilities of R100 million and US$50 million (“the facilities”)
were provided to the Group.
The agreements provide that the financial institutions may call for the repayment of any drawn down portion of the facilities and that DRDGOLD may elect to repay the facilities either in cash or through an issue of new DRDGOLD shares or a combination thereof.

In the current financial year, the Group has cumulatively drawn down R163 million of the facilities.
DRDGOLD has settled this drawn down portion of the facilities through the issue of, in aggregate, 17
815 945 new DRDGOLD shares (“the new shares”) under its general authority to issue shares for cash, which general authority was granted to the directors of DRDGOLD at the company’s annual general meetings held on Friday, 26 November 2004 and Friday, 4 November 2005, respectively.
The new shares were issued at an average price of R9.20 per new share, which represents an average discount of 0.7% to the 30-day trade-weighted average price per DRDGOLD share calculated from the date of issue of the new shares in respect of each draw down.
Funds advanced under the agreements have been utilised to fund capital expenditure directed towards improving infrastructure, to fund group restructuring costs, including the restructuring of the company’s offshore operations, and for general working capital purposes.
As detailed in paragraph 1 above, US$7.33 million (approximately R44.2 million) of the funds advanced to the offshore operations will be paid as a purchase price adjustment by Emperor to DRD
Offshore.
3. PRO FORMA FINANCIAL EFFECTS
The Directors are responsible for the preparation of the pro forma financial effects set out below, which have been prepared for illustrative purposes only, to assist shareholders to assess the impact of the issues of the new shares (“the issues”) on the earnings, headline earnings, net asset value and tangible net asset value per DRDGOLD share. The material assumptions are set out in the notes following the table. These pro forma financial effects have been disclosed in terms of the Listings Requirements of the JSE Limited and do not constitute a representation of the future financial position, changes in equity, results of operations or cash flows of DRDGOLD.
Before           After the
the issues     the issues
Change
(cents) (cents) (%)
Earnings per share
(200) (1)        (187) (2)
6.5%
Headline earnings per share
(114) (1)        (107) (2)
6.1%
Net asset value per share 210 (3) 250 (4) 19.0%
Tangible net asset value
per share
210 (3)            250 (4)
19.0%
Notes:
1.
The earnings and headline earnings per share, as set out in the “Before the issues” column of the table are based on the audited financial results of DRDGOLD for the twelve months ended 30 June
2005 and 257 695 796 weighted average number of shares in issue.
2.
The earnings per share and headline earnings per share, as set out in the “After the issues” column of the table, are based on 275 511 741 weighted average number of shares in issue and the assumptions that:
- the issues were effective on 1 July 2004; and
- the new shares were issued at an average price of R9.20 per new share.
3.
The net asset value per share and tangible net asset value per share as set out in the “Before the issues” column of the table are based on the audited balance sheet of DRDGOLD at 30 June 2005 and 296 206 048 shares in issue.

4.
The net asset value per share and tangible net asset value per share as set out in the “After the issues” column of the table are based on a total of 314 021 993 shares in issue and the assumption that the new shares were issued on 30 June 2005 at an average issue price of R9.20 per new share.
The pro forma financial information included in this announcement does not purport to be in compliance with Regulation S-X of the rules and regulations of the US Securities Exchange Commission.
Johannesburg
6 April 2006
Corporate Adviser
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